大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN LTRS/UOB2009/UOB-A08/atl

29 April 2009

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

RECEIVED
2009 MAY 18 A 2:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir

RETIREMENT OF DIRECTOR

We wish to inform you that Mr Michael Lien Jown Leam has retired as Director of the Bank at its annual general meeting on 29 April 2009.

09046116

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN LTRS/UOB2009/UOB-A07/at

29 April 2009

File No. 82-2947

RECEIVED
2009 MAY 18 A 2:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sir

RESOLUTIONS PASSED AT THE UOB AGM AND EGM

We enclose a copy of our announcement dated 29 April 2009 on the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

ANNOUNCEMENT

RESOLUTIONS PASSED AT THE UOB AGM AND EGM

Singapore, 29 April 2009 – United Overseas Bank Limited ("UOB") wishes to announce that all the resolutions relating to the business set out in the Company's Notice of Annual General Meeting ("AGM") dated 8 April 2009, including the payment of the final one-tier tax-exempt dividend of 40 cents per ordinary share have been duly passed by shareholders at the AGM held on 29 April 2009.

UOB wishes to further announce that the resolution set out in the Notice of the Extraordinary General Meeting ("EGM") dated 8 April 2009 on the proposed Renewal of the Share Purchase Mandate has been duly passed by shareholders at the EGM held on 29 April 2009.

As announced by the Company on 27 February 2009, the Share Transfer Books and Register of Members of the Company will be closed from 12 May to 13 May 2009, both dates inclusive. Duly completed transfers received by the Company's Registrar, Boardroom Corporate & Advisory Services Pte Ltd, 3 Church Street #08-01 Samsung Hub, Singapore 049483, up to 5.00 p.m. on 11 May 2009 will be registered to determine shareholders' entitlement to the final dividend which will be paid on 25 May 2009. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Ltd, the final dividend will be paid by the Company to CDP which will, in turn, distribute the dividend entitlements to the shareholders.

Mrs Vivien Chan
Company Secretary